Exhibit 21- Subsidiaries of the Registrant

Name of Subsidiary	Other Names Under Which Subsidiary Conducts Business	State or Other Jurisdiction of Incorporation or Organization

Two River Community Bank	N/A	New Jersey

The Town Bank	N/A	New Jersey

TRCB Investment Company*	N/A	New Jersey

TRCB Title Agency L.L.C*	N/A	New Jersey

*             Subsidiary of Two River Community Bank